

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Wenping Luo
Chief Executive Officer
Anpulo Food Development, Inc.
Hebaliang Industry Park, Hangkong
Road, Laifeng County, Enshi
Autonomous Prefecture, Hubei, China 445700

> **Re: Anpulo Food Development, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 29, 2014**
> **File No. 000-54605**

Dear Mr. Luo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 9A. Controls and Procedures

Management's Report of Internal Control over Financial Reporting, page 14

1.   We note that your report does not contain an explicit conclusion regarding the effectiveness of your internal control over financial reporting. Please revise to include a conclusion in your report that complies with Item 308(a)(3) of Regulation S-K. Include the entire Item 9A in your amended filing along with required certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Wenping Luo
Anpulo Food Development, Inc.
March 10, 2015
Page 2

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief